

05059050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 1-14770

Payless ShoeSource, Inc.
401(k) Profit Sharing Plan
c/o Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibits and incorporated herein by reference:

(i)   Statement of Net Assets Available for Benefits as of December 31, 2004, and December 31, 2003, and

(ii)   Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2004.

The Plan Financial Statements and Additional Information as of December 31, 2003 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

EXHIBITS

23.1   Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

By:

_____   June 27, 2005
Jay A. Lentz, Chairman Retirement Committee

_____   June 27, 2005
Michael J. Massey, Member Retirement Committee

_____   June 27, 2005
Ullrich E. Porzig, Member Retirement Committee

_____   June 27, 2005
Betty J. Click, Member Retirement Committee

_____   June 27, 2005
Douglas G. Boessen, Member Retirement Committee

EXHIBIT A

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

Financial Statements as of December 31, 2004 and 2003, and for the Year Ended December 31, 2004, Supplemental Schedule as of December 31, 2004, and Report of Independent Registered Public Accounting Firm

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULE -	
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004	8

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 27, 2005
Kansas City, Missouri

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Investments (Note 3)	$ 149,130,441	$ 143,878,634
Receivables:		
Employer contributions	1,200,492	
Employee contributions	164,056	350,177
Total assets	150,494,989	144,228,811
LIABILITIES -		
Accrued administrative expenses	80,865	78,558
NET ASSETS AVAILABLE FOR BENEFITS	$ 150,414,124	$ 144,150,253

See notes to financial statements.

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:	
Investment income:	
Interest	$ 316,018
Dividends	1,342,161
Net appreciation in fair value of investments	5,630,712
Contributions:	
Employee contributions	14,368,099
Employer contributions	1,200,492
Total additions	22,857,482
DEDUCTIONS:	
Benefits paid to participants	16,228,301
Administrative expenses	365,310
Total deductions	16,593,611
INCREASE IN NET ASSETS	6,263,871
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	144,150,253
End of year	$ 150,414,124

See notes to financial statements.

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1. PLAN DESCRIPTION

The following description of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource, Inc. ("Payless" or the "Company") who have completed one year of service and attained the age of 21. A full-time associate, as defined by the Plan, is eligible to make contributions following the completion of 90 days of employment by the Company and attaining the age of 21 and have to complete one year of service to receive an allocation of the Company match. All other employees earn eligibility upon completion of one year of service and attaining the age of 21. The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee") consisting of five persons. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. American Express Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Each year, participants may contribute 1% to 75% of their pay, as defined in the Plan. Each eligible participant shall be automatically enrolled and to have elected to make a 3% contribution unless the participant elects otherwise. Participants under this Plan who have attained the age of 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of section 414(v) of the Internal Revenue Code ("IRC"). The Company has historically contributed 2½% of its pre-tax earnings to the Plan. At the discretion of the Board of Directors, the 2004 contribution was determined to be 2½% of pre-tax earnings from continuing operations. The Company matching contribution is allocated in proportion to each participant's contribution up to a total of 5% of participants' pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers two common/collective trust funds, nine mutual funds and a Company stock fund for participants.

Vesting - Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, company contributions were fully vested immediately. Participants vest in company contributions and earnings on company contributions in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25 %
3 years	50 %
4 years	75 %
5 years	100 %

Payment of Benefits - Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Payless Common Stock Fund may be made in shares of Payless common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans - Participants may borrow from their fund accounts to the extent that such loan, when added to the outstanding balance of all other loans to the Participant would not exceed the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one-year period ending the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made, or (b) one-half the present value of the nonforfeitable accrued benefit of the Participant. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts - At December 31, 2004 and 2003, forfeited nonvested accounts totaled $2,248 and $8,556, respectively. Forfeitures are used to: 1) restore any amounts previously forfeited from rehired participant accounts, 2) pay administrative expenses and 3) the balance, if any, shall be added to and allocated with the Company matching contribution for the plan year, as described in the Plan document. Also, for Plan year 2004, $99,101 from forfeited nonvested accounts were used to pay Plan expenses and $1,386 will be allocated with the 2004 Company match in 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilized various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Investment in the common/collective trust funds and the company stock fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional

units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003, are as follows.

	2004	2003
AET Income Fund II	$50,250,468	$49,994,600
AET Equity Index Fund I	27,435,197	26,267,866
Payless Common Stock Fund	15,693,544	19,435,712
PIMCO Total Return Fund	15,501,370	16,139,789

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common/Collective Trust Funds	$ 4,288,720
Mutual Funds	2,907,539
Common Stock	(1,565,547)
	$ 5,630,712

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common/collective trust funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $365,310 for the year ended December 31, 2004. Also, the Plan invests in units of a company stock fund that invests in shares of Payless common stock. Payless is the Plan Sponsor as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 4, 2003, that the Plan and related trust are designed in accordance with applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$150,414,124	$144,150,253
Deemed distributed loans	(11,497)	(18,948)
Net assets available for benefits per the Form 5500	$150,402,627	$144,131,305

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to Form 5500:

	2004
Benefits paid to participants per the financial statements	$ 16,228,301
Less: Portion of deemed distributed loans that met a reason for distribution from Plan net assets in 2004 and included in 2004 benefits paid per the financial statements	(7,451)
Benefits paid to participants per the Form 5500	$ 16,220,850

9. SUBSEQUENT EVENTS

On February 2, 2005, the Plan replaced the AXP New Dimensions Fund, Davis New York Venture Fund (Class A) and Janus Overseas Fund with the Growth Fund of America, T. Rowe Price Equity Income Fund and Artisan International Fund, respectively. The Plan also added the Calamos Growth Fund (Class A) and the JP Morgan Mid Cap Value Fund as investment options.

Effective March 28, 2005, the Plan was amended so that participants with a vested balance of less than $1,000 will be automatically cashed out of the Plan in lump sum upon their termination.

* * * * * *

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
*	AET Income Fund II	Common/Collective Trust Fund 2,040,711 units	$ 50,250,468
*	AET Equity Index Fund I	Common/Collective Trust Fund 735,528 units	27,435,197
	PIMCO Total Return Fund	Mutual Fund 1,452,799 shares	15,501,370
	Oakmark Equity and Income Fund Class I	Mutual Fund 207,902 shares	4,885,696
	AXP New Dimensions Fund	Mutual Fund 109,860 shares	2,661,910
	Davis New York Venture Fund Class A	Mutual Fund 203,449 shares	6,243,838
	AXP Equity Select Fund Class Y	Mutual Fund 540,809 shares	7,144,091
	Janus Overseas Fund	Mutual Fund 299,013 shares	7,254,059
	PIMCO NFJ Small-Cap Value Fund	Mutual Fund 114,703 shares	3,311,488
	Templeton Foreign Fund Class A	Mutual Fund 128,694 shares	1,582,930
	Brown Capital Management Small Company Fund	Mutual Fund 51,712 shares	1,541,013
*	Payless Common Stock Fund	Company Stock Fund 2,285,024 units	15,693,544
*	Participant Loans	Participant loans (maturity dates through May 2034 at interest rates from 5.0% to 10.5%)	5,624,837
			$149,130,441

* Party-in-interest.

- 8 -

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-28483 of Payless ShoeSource, Inc. on Form S-8 of our report dated June 27, 2005, appearing in this Annual Report on Form 11-K of Payless ShoeSource, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

June 27, 2005
Kansas City, Missouri